Exhibit (a)(5)(A)

                          Delta and Pine Land Company

April 20, 2005

Dear Stockholder:

     Delta and Pine Land Company is offering to purchase up to 1,739,130 shares of its common stock from its existing stockholders, subject to the terms set forth in the enclosed offer to purchase and the related letter of transmittal. The price paid by the Company will not be greater than $28.75 or less than $25.00 per share. The Company is conducting the tender offer through a procedure commonly referred to as a modified "Dutch auction." This procedure allows you to select the price within the $25.00 to $28.75 price range at which you are willing to sell your shares to the Company. The actual purchase price will be determined by the Company in accordance with the terms of the tender offer. As an alternative to selecting a specific price, you may indicate that you are willing to sell your shares at whatever price is determined by the Company, which could result in your receipt of a price per share as low as $25.00. All shares purchased under the tender offer will receive the same price. You may tender all or only a portion of your shares, subject to proration if more than 1,739,130 shares are tendered at or below the price determined by the Company.

     The terms and conditions of the tender offer are explained in detail in the enclosed offer to purchase and the related letter of transmittal. We encourage you to read these materials carefully before making any decision with respect to the tender offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

     Our Board of Directors has approved the tender offer. However, none of the Company, our Board of Directors, nor the information agent is making any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you should choose to tender your shares. You should make your own decision based on your views as to the value of the Company's shares and the Company's prospects, as well as your liquidity needs, investment objectives and other individual considerations. You should discuss whether to tender your shares with your broker or other financial or tax advisor.

     THE TENDER OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, MAY 17, 2005, UNLESS EXTENDED BY US.

     If you have any questions regarding the tender offer or need assistance in tendering your shares, you may contact Georgeson Shareholder Communications Inc., the information agent for the tender offer, at (800) 561-4184. Requests for additional copies of the offer to purchase, the letter of transmittal or the notice of guaranteed delivery may also be directed to the information agent.

Sincerely,

/s/ W. Thomas Jagodinski

W. Thomas Jagodinski
President and Chief Executive Officer